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Filed By: EOP Limited Partnership Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cornerstone Properties Inc. (Commission File No. 1-12861)

         THE FOLLOWING LETTER ACCOMPANIES EQUITY OFFICE PROPERTIES TRUST'S 1999 ANNUAL REPORT TO SHAREHOLDERS, WHICH IS FIRST BEING MAILED TO SHAREHOLDERS ON MARCH 31, 2000.

         Investors and security holders are urged to read the consent solicitation/information statement/prospectus regarding the business combination transaction referenced in the letter set forth below, when it becomes available, because it will contain important information. The consent solicitation/information statement/prospectus will be filed with the Securities and Exchange Commission by Equity Office Properties Trust, EOP Operating Limited Partnership and Cornerstone Properties Limited Partnership. Investors and security holders may obtain a free copy of the consent solicitation/information statement/prospectus (when it is available) and other documents filed by Equity Office Properties Trust and EOP Operating Limited Partnership with the Commission at the Commission's web site at www.sec.gov. The consent solicitation/information statement/prospectus and these other documents may also be obtained for free from EOP Operating Limited Partnership by directing a request to EOP Operating Limited Partnership c/o Equity Office Properties Trust, Two North Riverside Plaza, 22nd Floor, Chicago, Illinois 60606, Attention: Trust Secretary, telephone: (312) 446-3300.

         Pursuant to instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation include EOP Operating Limited Partnership and Equity Office Properties Trust.

*     *     *     *

                           [Equity Office Letterhead]

March 17, 2000

Dear Shareholder:

Enclosed is our 1999 Annual Report to Shareholders. We are very pleased with our results for the year and hope you will take the time to read about our initiatives and accomplishments during 1999.

We are particularly enthused about the prospects for this year, beginning with our announcement on February 11, 2000 of our agreement to merge with Cornerstone Properties Inc. This merger, valued at approximately $4.6 billion, creates an unprecedented opportunity for us to add approximately 18.5 million square feet of well-located, high-quality office properties to our portfolio. Roughly two-thirds of Cornerstone's assets overlap our top eight core markets, allowing us the opportunity to derive operating efficiencies from further concentrations in these markets, as well as revenue enhancements. The top markets of the combined company, which include San Francisco, Boston, Seattle, Washington, DC and San Jose, represent some of the fastest-growing job markets in the country. Upon completion of this transaction, Equity Office's total capitalization will increase to an estimated $18.7 billion with a portfolio of approximately 380 buildings totaling over 95 million square feet in 39 metropolitan areas across the country.

The closing of this merger is anticipated to occur early in the third quarter of this year. The Equity Office special meeting of shareholders to approve the merger is expected to take place sometime in June 2000. You will receive further information on this special meeting in the next few months. Our regularly scheduled Annual Meeting will be held on May 4, 2000, as detailed in the enclosed Proxy Statement.

We look forward to a productive and successful year ahead as we combine these two first-class office companies, as well as our other initiatives for 2000 which I discuss in my letter to shareholders in the accompanying Annual


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Report. We look forward to your continued support as shareholders and encourage you to contact us with any questions or comments you have in the coming year.

Sincerely,
Timothy H. Callahan
President and Chief Executive Officer

Enclosures



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Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the letter set forth above, when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Equity Office Properties Trust and Cornerstone Properties Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Equity Office Properties Trust and Cornerstone Properties Inc. with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity Office Properties Trust by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, 21st Floor, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone (312) 446-3300. Under the proxy rules, the participants in the solicitation include all of the trustees of Equity Office, whose ownership of Equity Office securities is described in Equity Office's 2000 Annual Meeting Proxy Statement filed with the SEC.

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